SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

IMPACT OF VOLCANIC ASH
FLIGHT CANCELLATIONS ON RYANAIR

Ryanair, today (Tue 20 April 2010) confirmed that its Southbound flights from Spain, Italy, Malta and Morocco continue to operate normally.  Ryanair also announced that its flight cancellations in Northern Europe have been extended from 1300hrs on Wed 21 April to 1300hrs on Thur 22 April, when (on the basis of improved meteorological forecasts) and more accurate analysis of the volcanic ash over Continental Europe, Ryanair hopes to resume a substantial proportion (but not all) of its flight operations across Continental Europe.

Ryanair also announced that it would cancel all of its flights between Ireland and the UK until 13.00hrs on Fri 23 April, to allow the airline operate extra flights on Thurs and Fri between the UK and Continental Europe, and between Ireland and Continental Europe, to clear any backlog of disrupted passengers.  Ryanair's decision to cancel its flights between Ireland and the UK was taken in the knowledge that the significant ferry capacity which operates between Ireland and the UK can continue to accommodate large volumes of passengers, albeit with significant delays.

Ryanair's current best estimate is that its normal flight operations will resume from approx. 1300hrs on Friday 23rd April.  Ryanair has notified all of its airport handling agents of revised handling procedures (incl. suspending airport check-in fees and baggage fees) for a number of days until the backlog of disrupted passengers has been cleared, either on Ryanair's scheduled flights or the large number of extra flights which Ryanair plans to operate.  Similarly, while we will consider all passenger requests for reimbursement of reasonable receipted expenses, any such reimbursement by Ryanair will be limited to a maximum of the original air fare paid.

Ryanair today confirmed that the financial impact of these disruptions was not an immediate concern.  Providing passengers with information and reroutings currently takes priority over profits.  Ryanair expects its net profit for the year end 31 March 2011 to be impacted by approx. €6m per day over the seven days of these substantial disruptions between Thurs 15 April to Wed 22 April.  Obviously this figure will vary depending on how long these disruptions persist, the number of flights which Ryanair is able to operate following resumption of schedules, how quickly the backlogs can be cleared, and when load factors return to normal.  Ryanair will provide an analysis of the likely total cost of these disruptions in its full year results announcement on June 1 next.

Ends.                                        Tuesday, 20th April 2010

For further information
please contact:                       Stephen McNamara               Pauline McAlester
                                                    Ryanair Ltd                              Murray Consultants
                                                    Tel: +353-1-8121212              Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  20 April, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary